CUSIP No. 680194107	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 8

Under the Securities Exchange Act of 1934

OLD POINT FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $5.00 par value
(Title of Class of Securities)

680194107
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239)-777-0187
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

March 23, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 680194107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 625,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 625,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 680194107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 625,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 625,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 680194107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 625,246
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 625,246
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 680194107	Page 5 of 8 Pages

Explanatory Note: This is being refiled in full to correct a typographical error contained in the original filing.

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, $5.00 par value (“Common Stock”), of Old Point Financial Corporation (the “Company” or “Old Point”).  The address of the principal executive offices of the Company is 101 East Queen Street, Hampton, VA 23669.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (collectively, the “Reporting Persons”): (1) PL Capital Advisors, LLC, a Delaware limited liability company and Securities and Exchange Commission (the “SEC”) registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors.  The Joint Filing agreement of the Reporting Persons is attached as Exhibit 1 to Amendment No. 1 to the Schedule 13D, as filed with the SEC on December 31, 2015.

(b)	The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
(c)
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Mr. Lashley and Mr. Palmer are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, PL Capital Advisors, on behalf of its Clients and affiliates (collectively, referred to herein as the “PL Capital Group”), owns 625,246 shares of Common Stock of the Company acquired at an aggregate cost of $11,510,582, including brokerage commissions.  These shares were acquired using the Clients’ available working capital.
From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by Goldman Sachs & Co., on such firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

CUSIP No. 680194107	Page 6 of 8 Pages

Item 4.	Purpose of Transaction

This is the PL Capital Group’s eighth amendment to its initial Schedule 13D filing. In the aggregate, the PL Capital Group owns 11.9% of the Company’s Common Stock, based upon the number of outstanding shares of Common Stock, 5,245,842, reported as the number of outstanding shares as of November 9, 2021, in the Company’s Quarterly Report on Form 10-Q.  The PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued.
The PL Capital Group, the Company and Company Director William Keefe entered into Amendment No. 1 to the Settlement Agreement, effective as of August 12, 2021, amending the Settlement Agreement to permit the PL Capital Group to acquire up to 14.9% of the Company’s Common Stock, subject to satisfactory regulatory approval, and extending the Settlement Agreement to run through the Company's annual shareholder meeting in 2022. On January 26, 2022, the PL Capital Group was notified by The Federal Reserve Bank of Richmond that it does not object to the PL Capital Group acquiring up to 14.9% of the Company’s Common Stock.  If the acquisition of additional shares has not been consummated by January 26, 2023, or if the terms or conditions of the Reporting Persons change, the Reporting Persons must consult with the Federal Reserve Bank of Richmond to determine whether any additional action or notification would be required.  A copy of the original Settlement Agreement, dated March 16, 2016, was previously filed as an exhibit. Among other things, Amendment No. 1 provides that each party to the Settlement Agreement has the right to terminate the amended Settlement Agreement upon 5 days written notice to the other party at any time after the Company’s 2022 Annual Meeting, provided however that termination may not occur during the period between the notice deadline for director nominations pursuant to the Company’s bylaws and the conclusion of such Annual Meeting. A copy of Amendment No. 1 to the Settlement Agreement is attached as Exhibit 4 to Amendment No.6 to the Schedule 13D, as filed with the SEC on August 17, 2021.
The Reporting Persons intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and board.  As they deem necessary, the Reporting Persons will assert their stockholder rights.
Unless otherwise noted in this amended Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  The Reporting Persons may make further purchases of shares of Common Stock, although they have no present intention of increasing their aggregate holdings above 14.9% of the Company’s outstanding Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock which they hold on behalf of the Clients.
Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 5,245,842, reported as the number of outstanding shares as of November 9, 2021, in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021.
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.  The Clients do not have the right to obtain voting or dispositive power over any of the shares of Common Stock within sixty days, and are therefore not deemed to beneficially own the shares of Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.  PL Capital Advisors, Mr. Palmer, and Mr. Lashley do not own any shares of Common Stock of the Company directly.
PL Capital Advisors Transactions Common Stock
(a)-(b) See cover page.

CUSIP No. 680194107	Page 7 of 8 Pages

(c) Within the past 60 days, PL Capital Advisors purchased shares of Common Stock on behalf of the Clients, on the dates noted below.  PL Capital Advisors did not sell any shares of Common Stock within the past 60 days.  Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the Clients.
Trade Date	Number of Shares Purchased	Price Per Share ($)	Where and How Transaction Effected
3/23/2022	69,609	25.38	Open Market Transaction
3/10/2022	26,814	25.25	Open Market Transaction
2/10/2022	1,366	24.35	Open Market Transaction
2/4/2022	2,100	24.32	Open Market Transaction
2/2/2022	5,500	24.35	Open Market Transaction

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D, as filed with the SEC on December 31, 2015, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.*

2	Nomination Letter from Richard Lashley to Old Point Financial Corporation dated December 30, 2015.*

3	Settlement Agreement dated March 16, 2016.*

4	Amendment No. 1, dated August 12, 2021, to Settlement Agreement. *
________
*Previously filed.

CUSIP No. 680194107	Page 8 of 8 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.
Dated:  March 25, 2022

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley